April 9, 2013

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549-6010

Attn: John Reynolds

RE:

Forgiven Bottling Group, Inc.

Rule 477 Application for Withdrawal of Registration Statement (File No. 333-184031)

Dear Mr. Reynolds;

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Forgiven Bottling Group, Inc. (the “Company”) hereby respectfully requests and applies for immediate withdrawal by the U.S. Securities and Exchange Commission (“SEC”) of its Registration Statement on Form S-1 (File No. 333-184031) (the “Registration Statement”).   The Registration Statement was originally filed with the Commission on September 21, 2012.

The Company requests withdrawal of the Registration Statement as the Board of Directors has determined not to proceed with the offering.

No securities have been sold pursuant to the Registration Statement.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to Harold P. Gewerter, Esq. of Harold P. Gewerter, Esq. Ltd. via facsimile at (702) 382-1759 or email at harold@gewerterlaw.com.

If you have any questions regarding this application for withdrawal, please call Harold P. Gewerter, Esq., the Company’s counsel at (702) 382-1714.

Very truly yours,

/s/ Charles Aday, III

Charles Aday, III

President, Forgiven Bottling Group, Inc.